Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

PAETEC Holding’s ratios of earnings to fixed charges were as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(in thousands)

Earnings:

Income (loss) before income taxes	$40,477	$28,598	$16,233	$18,565	$(398,098)	$(24,284)	$(18,280)

Plus: Fixed Charges (see below)	11,706	11,374	28,206	69,932	76,673	37,958	36,208

Total Earnings	$52,183	$39,972	$44,439	$88,497	$(321,425)	$13,674	$17,928

Fixed Charges:

Interest expense, including amortization of debt issuance costs	10,911	10,472	27,319	68,373	73,663	36,540	34,524

Portion of rental expense deemed to represent interest	795	902	887	1,559	3,010	1,418	1,684

Total Fixed Charges	11,706	11,374	28,206	69,932	76,673	37,958	36,208

Ratio of earnings to fixed charges	4.46	3.51	1.58	1.27	*	*	*

Coverage deficiency	$—	$—	$—	$—	$(398,098)	$(24,284)	$(18,280)

*	There were insufficient earnings available to cover fixed charges for the year ended December 31, 2008 and the six months ended June 30, 2008 and 2009. As a result, the ratio of earnings to fixed charges was less than 1.0 for each of such periods.